PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Announces a Private Placement Financing of Approximately $10Million USD

Laval, Québec, CANADA – April 19, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) announced today that it has received commitments to purchase securities from US and Canadian accredited investors for total proceeds of approximately $10,000,000 USD.

US institutional investors have committed, subject to customary conditions, to purchase 2,622,222 common shares at $2.25 USD per share and warrants to purchase 655,555 additional common shares. The warrants to purchase additional shares will be exercisable at a price of $2.75 USD per share for 18 months commencing one day following their issue date. Canadian institutional investors have committed, subject to customary conditions, to purchase 1,830,275 common shares at $2.15 CAD per share and warrants to purchase 457,569 additional shares. The warrants to purchase additional shares will be exercisable at a price of $2.65 CAD per share for 18 months commencing one day following their issue date.

The net proceeds of the private placement are expected to be approximately $ 9,500,000 USD and will be used for general corporate purposes.

The offering is subject to the TSX Venture Exchange approvals.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Howard Group Contact:
Neptune Technologies & Bioressources Inc.	Bob Beaty
André Godin, CFO	(888) 221-0915
+1.450.687.2262	bob@howardgroupinc.com
a.godin@neptunebiotech.com	www.howardgroupinc.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward–looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward–looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward–looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward– looking. The forward–looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.